FULBRIGHT & JAWORSKI L.L.P.
A Registered Limited Liability Partnership
 666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
 www.fulbright.com

Roy L. Goldman	direct dial:	(212) 318-3219
Partner	telephone:	(212) 318-3000
rgoldman@fulbright.com	facsimile:	(212) 318-3400

                      October 22, 2004

VIA EDGAR AND FEDERAL EXPRESS

Ms. Sara W. Dunton
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 03-05
Washington, D.C. 20549-0305

  Re:
  U.S. Shipping Partners L.P.
  Registration Statement on Form S-1 filed on August 12, 2004
  File No. 333-118141

Dear Ms. Dunton:

        On behalf of U.S. Shipping Partners L.P. (the "Partnership"), we hereby submit to you Amendment No. 4 ("Amendment No. 4") to the Partnership's above referenced Registration Statement on Form S-1, reflecting changes made in response to the Staff's comment letter dated October 21, 2004.

        All responses to the comments set forth in this letter are submitted on behalf of the Partnership at its request. The following numbered paragraphs, which correspond to the numbered paragraphs of the October 21, 2004 comment letter and which include specific references to Amendment No. 4, set forth the Partnership's responses to the Staff's comments.

Cost reimbursements due our general partner, page 34

  1.
  Please consider including additional detail from the cross-referenced sections, and Section 7.4 of the partnership agreement in Appendix A, so that investors can better understand the magnitude of this risk. In addition, if you have an example of what amounts might be reimbursable on a monthly basis, please include that information here. Furthermore, we note from the Conflicts of Interest section you cross-reference, that the general partner will determine the expenses that are allocable to you "in good faith," but that the partnership agreement does not appear to reflect that fact. Please revise for consistency or advise.

    Response: The Partnership has amended the disclosure on page 35 of the preliminary prospectus included in Amendment No. 4 (the "Prospectus") to reflect that all employees engaged in the Partnership's business will be employed by subsidiaries of the general partner, and to specify the amounts that would have been reimbursed on a pro forma basis in 2003 and the first six months of 2004, as well the forecasted amount for 2005 included in the financial forecast on page 62 of the Prospectus. The Partnership has revised Section 7.4(b) of the partnership agreement to add the "in good faith" language included in the Conflicts of Interest section.

Ms. Sarah W. Dunton
October 22, 2004

Use of Proceeds, page 39

  2.
  We note that you intend to distribute $0.2 million to Master LLC to reimburse it for certain capital expenditures and further, if the over-allotment option is exercised, that you will redeem Master LLC's common units as a reimbursement for certain capital expenditures. We also note from your response to our prior comment 1 that the distribution of these proceeds are treated as reimbursements for capital expenditures for federal income tax purposes. In order to enhance your disclosure, please include a cross-reference to the section of the prospectus in which you discuss the tax consequences relating to such reimbursements, as well as a cross-reference to the section of the prospectus in which you discuss your general partner's ability to determine which costs incurred by it and its affiliates are reimbursable.

    Response: The Partnership has added the requested cross references on page 40 of the Prospectus.

Exhibit 5.1

  3.
  Delete the assumption in the third paragraph, as it is an inappropriate assumption.

    Response: The assumption has been deleted from the opinion.

  4.
  Clarify why you state in the fourth paragraph that you "advise" us of your opinion. Revise to more affirmatively state that this is your opinion, or advise.

    Response: The opinion has been revised to more affirmatively state that it is counsel's opinion.

  5.
  Please delete the phrase that begins with "except as such non-assessability may be affected..." in the fourth paragraph, as it appears to be an inappropriate limitation.

    Response: The phrase has been deleted from the opinion.

        Amendment No. 4 contains the preliminary prospectus that will be distributed to potential investors. The Partnership anticipates pricing this offering on October 27 or October 28, 2004 and intends to submit its acceleration request early next week.

        If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3219 or Yvan-Claude Pierre at (212) 318-3084.

                      Very truly yours,

                      Roy L. Goldman

Enclosures

cc:
Jean Yu
David Humphrey
Hanna Teshome
Paul Gridley
William Cooper, Esq.
Mike Rosenwasser, Esq.